Exhibit 4.7

MUFG AMERICAS HOLDINGS CORPORATION STOCK BONUS PLAN

RESTRICTED SHARE UNIT AGREEMENT

This Restricted Share Unit Agreement (this “Agreement”) is made between MUFG Americas Holdings Corporation (the “Company”), and Participant as of the Award Date (the “Award Date”) as set forth on the Restricted Share Unit Award Notice (the “Award Notice”) available from the UBS One Source website. Capitalized terms not defined herein will have the same meaning as such terms are defined in the MUFG Americas Holdings Corporation Stock Bonus Plan (the “Plan”).

WITNESSETH:

WHEREAS, the Company has adopted the Plan authorizing the grant of American Depositary Receipts representing American Depositary Shares (the “Shares”), which represent shares of common stock of the Company’s parent company, Mitsubishi UFJ Financial Group, Inc., a Japanese corporation (“MUFG”), to eligible employees of the Company and its Affiliates in connection with the performance of services for the Company and/or its Affiliates;

WHEREAS, the Company has determined that it would be to the advantage and interest of the Company and/or Affiliate to grant Shares to Participant pursuant to the restricted share units (the “Restricted Share Units”) provided for in this Agreement, subject to restrictions, as an inducement to remain in the service of the Company and/or Affiliate and as an incentive for increased efforts during such service;

WHEREAS, the Shares subject to the Restricted Share Units will be transferred to Participant from a trust established and funded by the Company (the “Trust”) for the purpose of acquiring Shares for transfer to eligible employees pursuant to the Plan; and

WHEREAS, the Plan is administered by the Human Capital Committee of the Company and MUFG Union Bank, N.A., or the person or persons to which it has delegated its authority (the “Administrator”), and is incorporated in this Agreement by reference and made a part of it;

NOW, THEREFORE, in consideration of the foregoing premises, and the mutual covenants herein contained, the parties to this Agreement hereby agree as follows:

1.	Restricted Share Unit Award. As of the Award Date, the Company hereby grants to Participant the number of Restricted Share Units as set forth in the Award Notice. Each Restricted Share Unit represents the right to receive one Share, subject to the vesting and other terms and conditions set forth in this Agreement.

2.	Vesting.

(a)	Subject to the terms of this Agreement (including, without limitation, the Clawback and Recoupment provisions under Section 20, which impose further conditions on the Participant’s eligibility to earn the Shares subject to this Award), Participant’s interest in the Restricted Share Units awarded under Section 1 will become vested and nonforfeitable as follows: thirty-three and one-third percent (33-1/3%) of the Restricted Share Units will vest on each one year anniversary of the Award Date such that all of the Restricted Share Units will be fully vested after three (3) years from the Award Date so long as Participant remains a bona fide employee of the Company or its Affiliates (“Employment”), except as provided in subparagraphs (c) and (d) below. Upon vesting, the American Depositary Receipts representing the Shares subject to the vested Restricted Share Units will be delivered to Participant from the Trust, provided the withholding requirements of Section 6 have been satisfied.

(b)	If Participant’s Employment is terminated for any reason, then, except as otherwise provided in subparagraphs (c) or (d), all Restricted Share Units to the extent not yet vested under subparagraph (a) on the date Participant ceases Employment will be forfeited by Participant without payment of any Shares or other consideration to Participant therefor.

(c)	If Participant’s Employment terminates by reason of death or Disability (as defined below), Participant’s interest in all Restricted Share Units awarded hereunder will become fully vested and nonforfeitable as of the date of termination of Employment. For purposes of this Agreement, “Disability” means disability which entitles Participant to long-term disability benefits under the Company’s or Affiliate’s long-term disability plan as applicable to Participant at such time; provided, however, that such disability meets the requirements of Treasury Regulation Section 1.409A-3(i)(4).

(d)	If Participant’s Employment terminates by reason of Retirement (as defined below) or terminates with eligibility for Company or Affiliate severance benefits (including Participant’s voluntary termination of Employment through an early retirement window program or similar program), then Participant’s interest in all Restricted Share Units awarded hereunder will become fully vested and nonforfeitable as of the date of such termination of Employment. For purposes of this Agreement, “Retirement” means termination of Employment on or after the date that the Participant’s age is at least sixty (60) and the number of years of Participant’s continuous service with the Company and/or any of its Affiliates is at least ten (10), and “continuous service” means that Participant was either (i) continuously employed at the Company or any one of its Affiliates for the relevant period at such Company or Affiliate or (ii) continuously employed at the Company and/or any one or combination of its Affiliates during such period but only if each transfer in Participant’s employment between a Company and Affiliate or between any Affiliates during the relevant period constituted a Sponsored Transfer (as defined below).

(e)	If Participant is on an approved leave of absence from the Company or Affiliate because of disability, or for the purpose of serving the government of the country in which the principal place of employment of Participant is located, either in a military or civilian capacity, or for such other purpose or reason as the Administrator may approve, Participant will not be deemed during the period of such absence, by virtue of such absence alone, to have terminated Employment except as the Administrator may otherwise expressly provide.

(f)	If the Company (or Affiliate) transfers Participant’s employment to an Affiliate (or to the Company), whether initiated by Participant or Participant’s employer (such transfer referred to herein as a “Sponsored Transfer”), then, to the extent any Restricted Share Units have not vested pursuant to subparagraph (a) on such transfer date, Participant’s interest in such Restricted Share Units will continue to vest as provided herein. However, if Participant terminates employment with the Company (or Affiliate) and becomes an Employee of another Affiliate, then, unless otherwise provided by the Administrator in writing, all Restricted Share Units to the extent not yet vested under subparagraph (a) on the date Participant ceases such employment will be forfeited by Participant without payment of any Shares or other consideration to Participant therefor. Vesting will also terminate if the Affiliate that employs Participant terminates its status as an Affiliate, unless otherwise provided by the Administrator in writing.

(g)	Upon a merger or other corporate transaction or event affecting the Shares, the Restricted Share Units will be subject to the provisions of Article 7 of the Plan.

(h)	The Administrator may, in its sole discretion, accelerate the vesting of some or all of the Restricted Share Units under such circumstances as it may determine to be appropriate.

(i)	Any vesting acceleration of a Restricted Share Unit that is not exempt from Section 409A of the Code (including Restricted Share Units held by Retirement-eligible Participants) pursuant to subsections (d), (e), (g) or (h) of this Section 2 is intended to be administered consistent with the applicable requirements of Section 409A of the Code.

3.	Limitations on Rights Associated with Restricted Share Units. Participant’s Restricted Share Units (including any dividend equivalents as provided below) will be credited to a memorandum account on the books of the Company (“Restricted Share Unit Account”). The Restricted Share Units credited to a Participant’s Restricted Share Unit Account will be used solely as a device for the determination of cash or the number of Shares to be delivered to Participant under the Plan pursuant to Section 5 hereof. The Restricted Share Units will not be treated as property or as a trust fund of any kind. The number of Restricted Share Units credited (and the number of Shares or other securities of MUFG, or the number and kind of other securities or other property, to which Participant is entitled upon settlement of the Restricted Stock Units under this Agreement) will be subject to adjustment in accordance with Article 7 of the Plan. This Agreement will create only a contractual obligation on the part of the Company as to such amounts and will not be construed as creating a trust. The Plan, in and of itself, has no assets. Until the Shares are required to be delivered to Participant under the terms of the Plan, a Participant will have rights no greater than those of a general unsecured creditor of the Company with respect to any amounts credited on behalf of Participant.

4.	No Rights as a Stockholder. Participant will have no voting, dividend or other stockholder rights with respect to Restricted Share Units granted or credited under the Plan unless and until Shares are vested and delivered to Participant. However, Participant will have the right to receive dividend equivalent payments with respect to the Restricted Share Units as provided in the Plan, subject to the tax provisions set forth under Sections 6 and 7 of this Agreement.

5.	Delivery of Shares. The Company shall cause to be delivered to Participant one Share for each Restricted Share Unit credited to Participant’s Restricted Share Unit Account on the date such Restricted Share Unit becomes vested or as soon as administratively practicable thereafter. Restricted Share Units may be settled only in whole Shares. Fractional shares will be settled in cash. Participant will have all rights of a stockholder with respect to the Shares delivered hereunder. Participant hereby represents that Participant is acquiring the Shares issued hereunder for investment and not with a view to the distribution thereof, and that Participant does not intend to subdivide Participant’s interest in the Shares with any other person. Participant acknowledges that the Shares subject to this Agreement relate to ordinary shares of MUFG, which is a non-U.S. issuer, and that the primary trading market for MUFG’s ordinary shares is not in the United States. Participant further acknowledges that MUFG makes no undertaking to continue filing reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and neither MUFG nor the Company undertakes to maintain or facilitate a public market in the Shares in the United States. Furthermore, Participant acknowledges that, under applicable Japanese law, the Shares which relate to ordinary shares of MUFG are not permitted to be acquired or owned by or for the account of any “subsidiary” (as defined under applicable Japanese law) of MUFG. Accordingly, Participant acknowledges that a liquid trading market for the Shares or the underlying ordinary shares may not exist in the United States when the Shares are required to be delivered as a result of MUFG electing to delist or deregister the Shares, the American Depositary Receipts or the underlying ordinary shares in the United States or otherwise; that, as a result of any change or prospective change in applicable Japanese law or regulation thereunder (or any interpretation or change in interpretation thereof) with respect to MUFG (including any change associated with the application of International Financial Reporting Standards to MUFG), the Trust may become unable to acquire or own the Shares under then applicable Japanese law and regulations; and that the Administrator reserves the right to take such actions as it deems appropriate in light of any future circumstances, including, but not limited to, adjustments to the Restricted Share Units under Article 7 of the Plan or discontinuation of the Plan at any time. Participant further acknowledges that MUFG may be considered a “passive foreign investment company” (PFIC) under U.S. federal income tax laws, as a result of which special adverse U.S. federal income tax rules could apply to the Participant for any taxable year during which the Participant holds the Shares. Participants are urged to consult their own tax advisors with respect to the tax consequences to them if MUFG were to be a PFIC for any taxable year in which the Participant owns the Shares, and Participant acknowledges that Participant is not relying on the Company or any of its Affiliates for any tax advice. Participant further acknowledges that the Company, in its sole discretion, may deliver cash in lieu of Shares in respect of the Restricted Share Units, but is under no obligation to do so.

6.	Tax Withholding. The Company or its Affiliate will have the right to deduct from any delivery of Shares or other payments hereunder the amount of any federal, state, local or foreign taxes required by law to be withheld, or to make other arrangements for the satisfaction of any withholding tax obligations that arise in connection with the Award. Participant authorizes the Company or its Affiliate to satisfy all withholding tax obligations from Participant’s wages or other cash compensation payable to Participant by the Company or its Affiliate. The Company will not be required to deliver any Shares or make any cash payment under this Agreement until such withholding tax obligations are satisfied.

7.	Section 409A. If a delivery of Shares or other payment subject to Section 409A of the Code is due upon termination of employment pursuant to this Agreement, a “termination of employment” will be interpreted to mean a “separation from service” which qualifies as a permitted payment event under Section 409A of the Code. In addition, if the Company determines that Participant is a “specified employee” (as defined under Section 409A of the Code) at the time of such separation from service, delivery will be made on the first business day that is more than six months and one day following the separation from service (or if earlier, Participant’s death) if the Company determines that such delayed payment is required in order to avoid a prohibited distribution under Section 409A(a)(2) of the Code.

8.	No Effect on Terms of Employment. Nothing in this Agreement will affect the Company’s Employment at Will Policy, or otherwise the right of the Company (or Affiliate which employs Participant) to terminate or change the terms of employment of Participant at any time and for any reason, with or without cause.

9.	Beneficiaries.

(a)	Beneficiary Designation. Upon forms provided by and subject to conditions imposed by the Administrator, Participant may designate in writing the Beneficiary or Beneficiaries (as defined below) whom such Participant desires to receive any amounts payable under this Agreement after his or her death. A Beneficiary designation must be signed and dated by Participant and delivered to the Administrator to become effective. The Company and the Administrator may rely on Participant’s designation of a Beneficiary or Beneficiaries last filed in accordance with this Agreement.

(b)	Definition of Beneficiary. Participant’s “Beneficiary” or “Beneficiaries” will be the person(s) designated in writing by Participant to receive his or her benefits under this Agreement if Participant dies before receiving all of his or her benefits. In the absence of a valid or effective Beneficiary designation, Participant’s surviving spouse will be the Beneficiary or if there is none, the Beneficiary will be Participant’s estate.

10.	Restrictions on Transfer. Neither the Restricted Share Units, nor any interest therein, nor amount payable or Shares deliverable in respect thereof, may be sold, assigned, transferred, pledged, or otherwise disposed of, alienated, or encumbered, either voluntarily or involuntarily, other than by will or the laws of descent and distribution, and in the event thereof, the Administrator at its election may terminate the Restricted Share Units and this Agreement, and Participant (or its prohibited transferee(s)) will forfeit all rights related thereto. Shares issued upon settlement of a Restricted Share Unit will be subject to: (i) such restrictions on transfer as may be necessary or advisable, in the opinion of legal counsel to the Company, to assure compliance with applicable state and federal securities laws, and (ii) any Company policies concerning blackout periods, trading windows, pre-clearance rules or other applicable trading restrictions and/or requirements.

11.	No Effect on Other Plans. The Shares transferred pursuant to this Agreement will not affect participation in, or the computation of benefits under, any other employee benefit plan of the Company or its Affiliates. For purposes of any bonus or incentive program for which Participant is eligible and for purposes of any employee benefit plans, to the extent permitted by applicable laws and by pertinent provisions of such plans, the Company or its Affiliates will disregard any Shares and any other benefits received by Participant under this Agreement.

12.	Notice. Any notice or other document required to be given or sent pursuant to the terms of this Agreement will be sufficiently given or served hereunder to any party when transmitted by registered or certified mail, postage prepaid, addressed to the party to be served as follows:

Company:	Chief Human Resources Officer
MUFG Union Bank, N.A.
400 California Street, 18th Floor
San Francisco, CA 94104

Participant:	At Participant’s mail or electronic mail address in the Company’s or relevant Affiliate’s files, to such other address as Participant may specify in writing to the Company or relevant Affiliate or to the Participant’s account under the online administration website (if any) that may be maintained for the Plan from time to time.

Any party may designate another address for receipt of notices so long as notice is given in accordance with this paragraph.

Participant agrees to accept by e-mail all documents relating to the Plan and Participant’s awards under the Plan. Participant also agrees that the Company or Administrator may deliver these documents by posting them on a Plan website. Participant acknowledges that there may be costs in connection with electronic delivery, including the cost of accessing the internet and printing fees, and that an interruption of internet access may interfere with Participant’s ability to access the documents.

13.	Administrator Decisions Conclusive. All decisions, determinations and interpretations of the Administrator arising under the Plan or under this Agreement will be conclusive and binding on all parties.

14.	Mandatory Arbitration. Any dispute arising out of or relating to this Agreement or the Award Notice, including its meaning or interpretation, will be resolved solely by arbitration before an arbitrator selected in accordance with the rules of the American Arbitration Association. The location for the arbitration will be in New York, NY. Judgment on the award rendered may be entered in any court having jurisdiction. The Company will be responsible for paying any filing fee and the fees and costs of the arbitrator and administration of the arbitration. Other than the costs of the arbitrator and administration of the arbitration, each party will initially pay for its own costs and attorneys’ fees. However, the arbitrator will determine which party is the prevailing party and will have the power to award recovery to such prevailing party of all costs (other than the costs of the arbitrator and administration of the arbitration) and attorneys’ fees, including attorneys’ fees and a reasonable allocation for the costs of the Company’s in-house counsel, applying the same standards a court would apply under the law applicable. All statutes of limitation which would otherwise be applicable will apply to any arbitration proceeding under this paragraph. The provisions of this paragraph are intended by Participant and the Company to be exclusive for all purposes and applicable to any and all disputes arising out of or relating to this Agreement and the Award Notice. The arbitrator who hears and decides any dispute will have jurisdiction and authority only to award compensatory damages to make whole a person or entity sustaining foreseeable economic damages, and will not have jurisdiction and authority to make any other award of any type, including without limitation, punitive damages, unforeseeable economic damages, damages for pain, suffering or emotional distress, or any other kind or form of damages. The remedy, if any, awarded by the arbitrator will be the sole and exclusive remedy for any dispute which is subject to arbitration under this paragraph.

15.	Successors. This Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. Unless otherwise provided herein or under the Plan, Participant may not assign his or her rights under this Agreement or the Plan without the written consent of the Company. The Company may assign the Plan and this Agreement to a successor entity pursuant to a Business Combination. Nothing contained in the Plan or this Agreement will be interpreted as imposing any liability on the Company, the Administrator, any Affiliate or the Trust in favor of any Participant or any purchaser or other transferee of Shares with respect to any loss, cost or expense which such Participant, purchaser or transferee may incur in connection with, or arising out of any transaction involving any Shares subject to the Plan or this Agreement.

16.	Integration. The terms of the Plan, this Agreement and the Award Notice are intended by the Company and Participant to be the final expression of their contract with respect to the Shares and other amounts received under the Plan and may not be contradicted by evidence of any prior or contemporaneous agreement. The Company and Participant further intend that the Plan, this Agreement and the Award Notice will constitute the complete and exclusive statement of their terms and that no extrinsic evidence whatsoever may be introduced in any arbitration, judicial, administrative or other legal proceeding involving the Plan, this Agreement or the Award Notice. Accordingly, the Plan, this Agreement and the Award Notice contain the entire understanding between the parties and supersede all prior oral, written and implied agreements, understandings, commitments and practices among the parties. In the event of any conflict among the provisions (including defined terms) of the Plan, this Agreement and the Award Notice, the Plan will prevail. The Company and Participant will have the right to amend this Agreement in writing as they mutually agree in writing.

17.	Waivers. Any failure to enforce any terms or conditions of the Plan, this Agreement or the Award Notice by the Company or by Participant will not be deemed a waiver of that term or condition, nor will any waiver or relinquishment of any right or power at any one time or times be deemed a waiver or relinquishment of that right or power for all or any other times.

18.	Severability of Provisions. If any provision of the Plan, this Agreement or the Award Notice will be held invalid or unenforceable, such invalidity or unenforceability will not affect any other provision thereof; and the Plan, this Agreement and the Award Notice will be construed and enforced as if neither of them included such provision.

19.	New York Law. The Plan, this Agreement and the Award Notice will be construed and enforced according to the laws of the State of New York to the extent not preempted by the federal laws of the United States of America.

20.	Clawback and Recoupment. Notwithstanding any provision and in addition to any right the Company and/or its Affiliates may have under law or under this Agreement:

(a)	If Participant engages in Detrimental Conduct (as defined below), is terminated for Cause or is employed during a time when the Company or its Affiliates experience a significant financial loss (as determined by the Administrator consistent with applicable rules and regulations), then the Administrator may determine in its sole discretion that Participant has failed to earn and has accordingly forfeited all or a portion of the Restricted Share Units and the Shares issued pursuant thereto (notwithstanding the vesting of any such Restricted Share Units), and the Company or its Affiliates may cancel, recover or demand reimbursement from Participant for,

(i)	in the case of Detrimental Conduct or termination for Cause, all or a portion of the Restricted Share Units to the extent not vested and/or all or a portion of the Shares awarded to Participant pursuant to this Agreement that would not have been awarded or vested had the existence of the Detrimental Conduct or the basis for termination for Cause been known at the time of award or vesting; and

(ii)	in the case of a significant financial loss, all or a portion of the Restricted Share Units to the extent not yet vested.

(b)	In determining the portion of the Restricted Share Units or Shares that may be forfeited, recovered or recouped pursuant to this Section 20, the Administrator may consider such factors it deems relevant, including, but not limited to, the magnitude of the loss incurred by the Company, its Affiliates or clients; the Participant’s relative accountability for the decisions, actions or inaction that may have contributed to the loss; the personal gain by Participant; the professional standard of care for the position held by Participant; Participant’s position, role or responsibilities at the time; Participant’s overall performance; and any applicable rules, regulations, governmental agency guidance or stock exchange listing standards.

(c)	For the purposes of this Agreement, “Detrimental Conduct” means any act that gives rise or would give rise to a termination for Cause; and “Cause” means, based on the sole determination of the Administrator, (i) gross negligence, willful misconduct or unlawful conduct in the performance of Participant’s duties to the Company or its Affiliates; (ii) violation or disregard of applicable policies of the Company and its Affiliates, and in particular any violation of any policy pertaining to risk management or business ethics, it being the firm intention of the Company and its Affiliates to foster and maintain a strong culture of ethics by vigorously enforcing its policies intended to prohibit unethical or inappropriate business conduct by its employees; (iii) commission of any act of fraud or dishonesty, including, without limitation, the falsification of records, with respect to the Company or its Affiliates; (iv) breach of Participant’s contractual or fiduciary duties to the Company, its Affiliates or a client thereof; (v) conviction of a felony or a crime involving moral turpitude; (vi) any act or omission by Participant that results or is intended to result in unlawful or improper personal gain at the expense of the Company, its Affiliates or a client thereof; (vii) the unlawful or improper disclosure by Participant of proprietary, privileged or confidential information of the Company, its Affiliates or a client thereof; or (viii) otherwise causing material harm to the standing and reputation of the Company or its Affiliates.

(d)	If the Administrator determines that the Shares must be recovered from Participant after delivery thereof pursuant to any provision of this Section 20, Participant shall return such Shares or pay or reimburse the Company in an amount equal to the fair market value of the Shares when delivered (including such amounts withheld to pay withholding taxes), notwithstanding (i) any lapse of transfer restrictions (if any) related the Shares, (ii) whether such Participant is still employed with the Company or any of its Affiliates at the time of recovery, or (iii) whether cash payment was made by the Company to Participant in lieu of delivering Shares (or a fraction thereof) at the time of vesting.

(e)	In addition to the foregoing, this award is subject to the applicable requirements of (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 regarding employee incentive compensation and recovery of awarded compensation, including any applicable existing or future rules and regulations adopted by any governmental agency thereunder, (ii) similar rules under the laws of any other applicable jurisdiction and (iii) any policies adopted by the Company or its Affiliates to implement such requirements, all to the extent determined by the Administrator in its discretion to be applicable to Participant and all without further consent of Participant, Participant’s consent being given by acceptance of the Award Notice.

By accepting the Award Notice on the UBS One Source website, Participant accepts the terms of the Plan and this Restricted Share Unit Agreement. Participant also hereby acknowledges receipt of a copy of the Plan and the MUFG Americas Holdings Corporation Stock Bonus Plan Restricted Share Prospectus.

MUFG AMERICAS HOLDINGS CORPORATION

By:
	Title:	Chief Human Resources Officer
MUFG Union Bank, N.A.

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